SEC FILE NUMBER
333-135172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

CRC Health Corporation

Full Name of Registrant

Former Name if Applicable

20400 Stevens Creek Boulevard, Suite 600

Address of Principal Executive Office (Street and Number)

Cupertino, California 95014

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

The Company is unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2011 due to a delay in completing its quarterly financial statements. The Company is working to complete a review of inconsistencies in the accounts at one of its recovery residential treatment facilities. Although the Company has not yet completed its review of these inconsistencies or what impact they may have on the Company’s financial results, in 2009 and 2010 this facility accounted for approximately 2.9% and 3.2%, respectively, of the Company’s total revenue. The Company expects to file its delayed Form 10-Q as soon as practicable following completion of its quarterly financial statements and their review by the Company’s independent registered public accounting firm.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

LeAnne M. Stewart	(408)	645-3160
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CRC Health Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 16, 2011	By:	/s/ Pamela B. Burke
		Name:	Pamela B. Burke
		Title:	Vice President, General Counsel and Secretary